EXHIBIT 3.1

AMENDMENT TO THE BYLAWS

OF

FOSSIL, INC.

1.               Section 6.1 of the Bylaws is hereby amended by deleting the existing language in its entirety and substituting, in lieu thereof, the following:

“Section 6.1  Certificates; Signatures on Certificates. The shares of the Corporation shall be evidenced by certificates in such form as the appropriate officers of the Corporation may from time to time prescribe; provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of stock of the Corporation shall be uncertificated shares. Notwithstanding the foregoing, each holder of uncertificated shares shall be entitled, upon request, to a certificate representing such shares. Shares represented by certificates shall be numbered and registered in a share register as they are issued. Share certificates shall exhibit the name of the registered holder and the number and class of shares and the series, if any, represented thereby and the par value of each share or a statement that such shares are without par value as the case may be. Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical.

Every share certificate shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President; and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer; and shall be sealed with the Corporation’s seal which may be facsimile, engraved or printed.”

2.               Section 6.5 of the Bylaws is hereby amended by deleting the existing language in its entirety and substituting, in lieu thereof, the following:

“Section 6.5  Transfer of Shares. Upon surrender to the Corporation, or a transfer agent of the Corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation may issue a new certificate, or, upon request, evidence of the equivalent uncertificated shares, to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon receipt of proper transfer instructions from the holder of uncertificated shares, the Corporation shall cancel such uncertificated shares and issue new equivalent uncertificated shares, or, upon such holder’s request, certificated shares, to the person entitled thereto, and record the transaction upon its books.”

3.               A new Section 6.6 shall be inserted after amended Section 6.5 of the

Bylaws to read as follows:

Section 6.6  Registered Shareholders. The Corporation and its transfer agents shall be entitled to treat the holder of record of any share or shares as the holder in fact thereof and shall not be bound to recognize any equitable or other claims to, or interest in, such shares on the part of any other person and shall not be liable for any registration or transfer of shares which are registered, or to be registered, in the name of a fiduciary or the nominee of a fiduciary unless made with actual knowledge that a fiduciary, or nominee of a fiduciary, is committing a breach of trust in requesting such registration or transfer, or with knowledge of such facts that its participation therein amounts to bad faith.

The undersigned, as Secretary of Fossil, Inc. (the “Corporation”), does hereby certify that the foregoing Amendment to the Bylaws of the Corporation were approved and adopted by the unanimous vote of the Board of Directors of the Corporation at a meeting held on the 15th day of March, 2006.

/s/ Randy S. Hyne
Randy S. Hyne,
Secretary